MEMORANDUM
TO:	Alberto Zapata U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Associate General Counsel Jackson National Asset Management, LLC
DATE:	August 8, 2017
SUBJECT:
Response to Comments to the registration statement filed on Form N-1A on June 6, 2017 (the "Registration Statement") for JNL Investors Series Trust ("JNLIST" or "Registrant")
File Nos:  333-43300 and 811-10041

This memorandum addresses the U.S. Securities and Exchange Commission staff's (the "Commission Staff") comments that the Registrant received via telephone on June 25, 2017 to the Registration Statement.

The comments are set forth below in italics, with responses immediately following.

A.	General Comments

1.	Please confirm that the appropriate disclosures relating to the final liquidity rule per Item 11(c)(7),(8) of N-1A are included in the Registrant Statement or update as appropriate.

RESPONSE:  The Registrant confirms that appropriate disclosures relating to the final liquidity rule are included in the Registration Statement.

2.
Please provide a brief synopsis of the rationale for changing the name of Class B shares to Class I shares and any other implications resulting from this change, including whether a shareholder vote was solicited.

RESPONSE: At a shareholder meeting held on June 22, 2017, shareholders holding Class A shares of each Fund of JNLIST approved an amended and restated distribution plan (the "Amended Plan") pursuant to Rule 12b-1 under the 1940 Act. Under the Amended Plan, each Fund's Class A shares will be charged a shareholder services and distribution fee ("12b-1 fee") at the annual rate of 0.30% of the average daily net assets attributable to the Class A shares of the Fund. Consistent with the current distribution plan for JNLIST, the current Class B shares of each Fund, which will be re-named Class I shares as of September 25, 2017, will not be subject to the Amended Plan, and thus, will continue to not be charged a 12b-1 fee. Class I shares have the "clean share" name recognition that financial intermediaries are currently seeking in connection with their compliance with the U.S. Department of Labor's fiduciary rule.

3.
Please confirm whether the new Class I shares will be "clean shares," and, if so, please confirm that the disclosures per the Capital Group Letter are included in the Registrant Statement or update as appropriate.

RESPONSE: The Registrant confirms that the new Class I shares are "clean shares." With respect to disclosures required per the Capital Group Letter, the Registrant respectfully notes that such disclosures are inapplicable in the variable annuity context.  As noted in the prospectus, shares of the Funds are presently offered only to separately managed accounts of Jackson and Jackson National Life Insurance Company of New York (collectively, "Separate Accounts") to fund the benefits under certain variable insurance contracts and variable life insurance policies (collectively, "Contracts"), to qualified retirement plans, and to other regulated investment companies. The Separate Accounts, through their various sub-accounts that invest in designated Funds, purchase the shares of the Funds at their net asset value ("NAV") using premiums received on Contracts issued by the insurance company. In other words, brokers (and payments thereto) are not involved in the purchase or sale of Class I shares even though one might consider them "clean shares."  Accordingly, the Registrant declines to make the requested change.

4.	Please make conforming changes throughout the prospectus, as applicable. Wherever a comment has applicability to several Funds, please identify which changes were made.

RESPONSE: The Registrant intends to make conforming changes throughout the prospectus, as applicable, for the relevant Funds, as identified in this letter.

B.	Prospectus Comments

1.	JNL Government Money Market Fund

a.
Please include additional disclosure in the second paragraph of the Principal Investment Strategies section to highlight the key changes to Rule 2a-7 of the 1940 Act affecting this Fund as it relates to credit quality, diversification, liquidity, and maturity.

RESPONSE: The Registrant has made certain edits to the first paragraph to clarify that the Fund is a government money market fund and has removed the second paragraph.

b.	Please confirm that all required disclosures per Item 4(b)(1)(ii)(c) of Form N-1A have been included.

RESPONSE: The Registrant confirms that all required disclosures per Item 4(b)(1)(ii)(c) of Form N-1A are included.

2.	JNL/PPM America Low Duration Bond Fund

a.	Please provide an example in the disclosure of what duration means and how it works for the investor.

RESPONSE:  The Registrant has made the requested change.

C.	Statement of Additional Information Comments

1.	JNL Government Money Market Fund

a.	Please confirm that all required disclosures per Item 16(g)(2) of Form N-1A have been included, if applicable.

RESPONSE: The Registrant has confirmed that the requirements of Item 16(g)(2) of Form N-1A are not applicable to the Fund.

It is the Registrant's intention to respond fully to the Commission Staff's comments, and the Registrant believes that the responses described above do so fully.

If you have any questions, please call me at 312-730-9730.  Thank you for your prompt attention to this matter.

cc: File